

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 6, 2007

Mr. Brian A. Hinchcliffe
President and Chief Executive Officer
Kirkland Lake Gold Inc.
Highway 66
Kirkland Lake, Ontario, Canada

> **Re: Kirkland Lake Gold Inc.**
> **Form 20-F for the Fiscal Year Ended April 30, 2006**
> **Filed on September 19, 2006**
> **File No. 000-49919**

Dear Mr. Hinchcliffe:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended April 30, 2006

Item 5. Operating and Financial Review and Prospects, page 29

F. Tabular Disclosure of Contractual Obligations, page 36

1. Please consider revising your table of contractual cash obligations to include the estimated accretion on your asset retirement obligations. Because the table is aimed at increasing transparency of cash flow, we believe the accretion amounts should be included in the table. If you choose not to include these amounts, a footnote to the table should clearly identify the excluded items and provide any

additional information that is material to an understanding of your cash requirements.

Note 2. Significant Accounting Policies, page 3

Loss per common share, page 5

2.      Please disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.  Refer to paragraph 40(c) of SFAS 128.

Note 9. Capital Stock, page 11

3.      We note your disclosure that warrants were issued in private placements and meet the criteria for classification as equity rather than a liability for Canadian GAAP as well as US GAAP.   Please tell us whether these securities were issued with registration rights and indicate if there was or are the potential that liquidated damages will be paid by you in the event that you fail to register the securities in a preset timeframe.  If applicable, please tell us how such liquidated damages are computed.  We may have further comment.

Engineering Comments

General

4.      If your web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on which we have no right to explore or mine.  We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

5.      We also note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources.  If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-49919, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

6.      Please insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F.  Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900.  We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included.  Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Mr. Brian A. Hinchcliffe

Mineral Reserve and Resource Estimates, page 25

7.      Please clearly state your reserve metallurgical recovery assumptions, planned mill tonnage, and head grade for your reserves.  Compare these assumptions to your actual mill production, head grade, and resulting mill gold recoveries.  Please discuss any variances in metallurgical recovery or head grade.

8.      Please forward to our engineer as supplemental information and not as part of the annual report, information that establishes the economic feasibility of your materials designated as reserves, as required by Section C of SEC's Industry Guide 7.   This request would include your production/cost summary reports for the last two years, in particular:

- Copies of pertinent engineering and geological reports, feasibility studies and current mine plans (including cash flow analyses).

- Mine production reports 2005-2006

- Mill production reports 2005-2006

- General and Administrative reports 2005-2006

- Cost and Sales reports 2005-2006

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed Federal Express shipping label to facilitate the return of the supplemental information.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,


Jill Davis
Branch Chief